

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via Email to</u>
Carmine T. Biscardi,President
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

Dear Mr. Biscardi:

We note that your July 31, 2012 financial statements were audited by Sam Kan & Company. On February 20, 2014, the Securities and Exchange Commission ("SEC") denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2014/34-71585.pdf

As Sam Kan & Company is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after February 20, 2014. If Sam Kan & Company audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the Securities and Exchange Commission has denied Sam Kan & Company the privilege of appearing or practicing before the Commission. We believe this SEC Order against Sam Kan & Company and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Sam Kan & Company at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K. Once you explain Sam Kan & Company's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us as to how you intend to address this matter by no later than March 11, 2014. If you have any questions, you can reach me at 202-551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief